Exhibit 99.2

Telesystem International Wireless
(Latin America) Inc.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
(in thousands of U.S. dollars)	2002	2001

	$	$
	[unaudited]	[note 1]

ASSETS
Current assets
Cash	52	81
Other assets	12	—

Total current assets	64	81

Investment in Brazilian investees	98,454	185,468
Capital assets	46	52

	98,564	185,601

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	30	31
Accounts payable to TIW group	1,720	1,050

Total current liabilities	1,750	1,081

SHAREHOLDER’S EQUITY
Common shares, without par value, unlimited number authorized, 386,827,049 issued and outstanding	386,827	386,827
Deficit	(290,013)	(90,324)
Accumulated other comprehensive loss
Foreign currency translation adjustment	—	(111,983)

Total shareholder’s equity	96,814	184,520

	98,564	185,601

Contingencies [Note 2]

See accompanying notes

Telesystem International Wireless
(Latin America) Inc.

CONSOLIDATED STATEMENTS OF LOSS
AND COMPREHENSIVE LOSS [UNAUDITED]

	Nine months ended
	September 30,

(in thousands of U.S. dollars)	2002	2001

	$	$
Costs
General and administrative expenses	692	686

Operating loss	(692)	(686)

Losses related to equity accounted for investments	(198,997)	(5,385)

Net loss	(199,689)	(6,071)

Translation adjustment [Note 2]	111,983	(61,135)

Comprehensive loss	(87,706)	(67,206)

See accompanying notes

Telesystem International Wireless
(Latin America) Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]

	Nine months ended
	September 30,

(in thousands of U.S. dollars)	2002	2001

	$	$
OPERATING ACTIVITIES
Net loss	(199,689)	(6,071)
Adjustments to reconcile net loss to cash used in operating activities
Losses related to equity accounted for investments	198,997	5,385
Other assets	(12)	(40)
Depreciation	6	20
Accounts payable and accrued liabilities	(1)	(20)

Cash used in operating activities	(699)	(726)

FINANCING ACTIVITIES
Accounts payable to TIW group	670	715

Cash provided by financing activities	670	715

Decrease in cash and cash equivalents	(29)	(11)
Cash and cash equivalents, beginning of period	81	108

Cash and cash equivalents, end of period	52	97

See accompanying notes

Telesystem International Wireless
(Latin America) Inc.

CONSOLIDATED STATEMENTS OF
SHAREHOLDER’S EQUITY [UNAUDITED]

		Common		Accumulated Other	Total Shareholder's
(in thousands of U.S. dollars)	Common Shares	Stock	Deficit	Comprehensive Loss	Equity

	#	$	$	$	$
Balance as at December 31, 2000	386,827,049	386,827	(83,970)	(78,102)	224,755
Net loss	—	—	(6,071)	—	(6,071)
Foreign currency translation adjustment	—	—	—	(61,135)	(61,135)

Balance as at September 30, 2001	386,827,049	386,827	(90,041)	(139,237)	157,549

Balance as at December 31, 2001	386,827,049	386,827	(90,324)	(111,983)	184,520
Net loss	—	—	(199,689)	—	(199,689)
Foreign currency translation adjustment	—	—	—	111,983	111,983

Balance as at September 30, 2002	386,827,049	386,827	(290,013)	—	96,814

See accompanying notes

Telesystem International Wireless
(Latin America) Inc.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2002
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. The consolidated balance sheet as at December 31, 2001 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

NOTE 2

INVESTMENT TO BE DISPOSED OF

On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002, there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines, the Company recorded a loss of $199.0 million. Of this amount, $182.4 million consists of foreign exchange translation losses related to these investments of which $112.0 million were already recorded as a reduction of shareholders’ equity as of December 31, 2001.

Several legal proceedings related to the Company’s discontinued operations have been ongoing since July 2000 when the Company and other partners initiated legal proceedings in order to invalidate certain changes to the ownership structure of Telpart effected by one of the partners which, according to the Company and other partners, contravened the general telecommunications law and breached certain agreements. Although, the Company occupies one of three seats on Telpart’s Board of Directors, during the quarter ended September 30, 2002, the Company ceased to have board representation at Telpart’s subsidiaries as a result of legal proceedings which the Company is vigorously contesting. The Company maintains that it has the legal right to joint control over these investments and is still pursuing legal proceedings to enforce this right but for which final judgments have not yet been issued.

NOTE 3

COMPARATIVES FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this nine-month period ended September 30, 2002 interim consolidated financial statements.